UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2003
                                   -----------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________to _______________

         Commission file number 1-14050

         A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

                              Lexmark Savings Plan

         B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            Lexmark International, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 2003

                                    --------



                                                                           Pages



Report of Independent Registered Public Accounting Firm                      1


Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 2003 and 2002                           2

         Statement of Changes in Net Assets Available for Plan Benefits
                  for the year ended December 31, 2003                       3

         Notes to Financial Statements                                      4-11



Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held for
                  Investment Purposes as of December 31, 2003              12-16



Exhibits:

         Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Lexmark Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

Lexington, Kentucky
June 2, 2004

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002
(in thousands of dollars)


                                                                                   2003                2002
                                                                               -------------      -------------
Assets:

    Investments                                                                    $ 459,941          $ 368,628

    Other receivables                                                                    282                 67
                                                                               -------------      -------------

                       Total assets                                                  460,223            368,695
                                                                               -------------      -------------

Liabilities:

    Other payables                                                                       177                389
                                                                               -------------      -------------

                        Total liabilities                                                177                389
                                                                               -------------      -------------

Net Assets Available for Plan Benefits                                             $ 460,046          $ 368,306
                                                                               =============      =============



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003
(in thousands of dollars)


                                                                                   2003
                                                                                -----------
Investment income:
     Dividend and interest income                                                  $  8,380
     Net appreciation in value of investments                                        76,517
                                                                                -----------
                                                                                     84,897

Contributions:
     Employer                                                                         8,160
     Participants                                                                    25,526
                                                                                -----------
                                                                                     33,686

         Total additions                                                            118,583

Distributions to withdrawing participants                                           (26,681)
Administrative expenses                                                                (162)
                                                                                -----------

         Total deductions                                                           (26,843)

         Net increase                                                                 91,740

Net Assets Available for Plan Benefits:

     Beginning of year                                                              368,306
                                                                                -----------

     End of year                                                                   $460,046
                                                                                ===========



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description:

     The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA"). The Plan is a contributory defined contribution plan in which all regular U.S. employees of Lexmark International, Inc. (the "Company" or "Employer") are eligible to participate. For information regarding the Plan's provisions, participants should refer to the Company publication, "The Lexmark Employee Handbook," which is available to all participants.

     (a)  Contributions
          -------------

          The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $12,000 and $11,000 for the Plan years ending December 31, 2003 and 2002, respectively. The maximum employee contribution is $13,000 for the 2004 Plan year. All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2003 and 2002 were eligible to make catch-up contributions up to $2,000 and $1,000, respectively. The catch-up contribution amount for 2004 is $3,000. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.

          A participant can designate and change the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

          If the participant contributes to the Plan, the Company match is calculated such that the participant receives 50% of up to the first 6% of the participant's compensation contributed on an annual basis, regardless of the manner in which it is contributed during the year. Matching contributions may be allocated to the investment funds in any manner desired by the participants, subject to the requirements set forth in the paragraph above.

     (b)  Allocations to Participants
          ---------------------------

          Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund that was operated as a unitized stock fund prior to September, 2002.

     (c)  Vesting
          -------

          Participants are fully vested in their contributions and earnings thereon at all times. Participants become fully vested in the Company's matching contributions and earnings thereon upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (continued):

     (d)  Withdrawals
          -----------

          A participant who has attained age 59 1/2 may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

          Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

     (e)  Distributions
          -------------

          In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $5,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

          In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

          If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $5,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $5,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will not be considered.

          Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (continued):

     (f)  Participant Loans
          -----------------

          A Participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator based upon comparable rates offered by commercial lending institutions. As of December 31, 2003, loan interest rates in effect ranged from 5.25% to 10.75% with various maturity dates through January 17, 2009. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

     (g)  Forfeitures
          -----------

          Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures are applied to reduce administrative fees that would otherwise be assessed against participants' accounts. Any remaining forfeitures during any Plan year are applied to the Company's matching contribution obligation. Forfeitures were $89,215 for the Plan year ended December 31, 2003.

     (h)  Exchanges
          ---------

          A participant may reallocate his/her account balance among the various investment options on a daily basis, however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days.

          In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (continued):

          With regard to the Lexmark Stock Fund, a participant may not exchange all or any portion of his/her account balance into the Lexmark Stock Fund from the first day of the last month of each quarter until after that quarter's earnings results for the Company are announced (the "Window Period"). Effective February 21, 2002, a participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter. However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods. Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods. All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.

2.   Summary of Significant Accounting Policies:

          The  following are  significant  accounting  policies  followed by the
          Plan:

          (a)  Valuation of Investments
               ------------------------

          Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

          Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs. The Plan enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust security or securities held in trust.

          The interest crediting rates as of December 31, 2003 for the synthetic GICs ranged from 2.8% to 5.2%. For the year ended December 31, 2003, average annual yields for the synthetic GICs ranged from 3.0% to 5.1%.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


2.   Summary of Significant Accounting Policies (continued):

          In April 2003, the Financial Accounting Standards Board issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS 149 confirms that the guidance to be followed is the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," which require that benefit responsive investment contracts (including synthetic GICs) be measured at contract value. Accordingly, the underlying financial instruments held in trust and the wrapper contract are presented together in the financial statements at contract value.

          The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

          Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

          Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

     (b)  Net Appreciation/Depreciation
          -----------------------------

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     (c)  Distributions to Withdrawing Participants
          -----------------------------------------

          Distributions to withdrawing participants are recorded when paid.

     (d)  Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.   Investments:
     (in thousands of dollars (except shares))

     The investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002 are as follows:

Investments at Fair Market Value:                                                          2003              2002
                                                                                       -----------        ----------

*Lexmark Class A common stock (1,274,893 and 1,720,653 shares,
respectively)                                                                            $ 100,258          $104,100

*Fidelity Management and Research Company
     Low-Priced Stock Fund (1,478,118 and 1,219,244 shares, respectively)                   51,705            30,688
     Equity-Income Fund (920,106 and 818,332 shares, respectively)                          45,775            32,463
     Spartan U.S. Equity Index Fund (749,601 and 634,467 shares, respectively)              29,542            19,764
     Contrafund (572,615 and 466,912 shares, respectively)                                  28,259            18,023


*Other investments at fair market value (individually less than 5% of net assets)          110,519            79,163
                                                                                       -----------        ----------

     Total Investments at Fair Market Value                                                366,058           284,201
                                                                                       -----------        ----------

Investments at Contract Value:
Monumental
     Synthetic GIC including Wellington Separate Account and Wrap Agreement
     Contract #MDA-00546TR at 5.2%.  Wrapper fair market value of $(694).                   27,181                -

TransAmerica Life Insurance & Annuity Company
     Synthetic GIC including Wellington Separate Account and Wrap Agreement
     Contract #76969 at 4.8%.  Wrapper fair market value of $241.                              -              25,927

Other investments at Contract Value (individually less than 5% of net assets)               66,702            58,500
                                                                                       -----------        ----------

     Total Investments at Contract Value                                                    93,883            84,427
                                                                                       -----------        ----------

Total Investments                                                                        $ 459,941          $368,628
                                                                                       ===========        ==========

* Parties-in-interest to the Plan.


For the year ended December 31, 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:


                                                                    2003
                                                                 ---------
Lexmark Class A common stock                                      $ 29,227
Mutual Funds                                                        47,290
                                                                 ---------
Net appreciation in fair market value of investments              $ 76,517
                                                                 =========

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.   Investments in the Lexmark Stock Fund:

     Prior to February 21, 2002, based upon the Company directed allocation and non-transferability of the business results matching contribution, the Lexmark Stock Fund was deemed to be a non-participant-directed investment. Effective as of February 21, 2002, none of the investment alternatives available under the Plan are non-participant directed investments. Prior to September 6, 2002, the Lexmark Stock Fund was a commingled unitized stock fund that invested primarily in Company Class A common stock, with ownership in the fund measured by units. In addition, the Lexmark Stock Fund typically held a minor portion of short-term investments, enabling participants to exchange into and out of the fund without the usual trade settlement period. In September 2002, funds held in the Lexmark Stock Fund were transferred to a new Lexmark Stock Fund that consists solely of shares of Company Class A common stock. Instead of owning units in a commingled fund, participants now own shares of Lexmark Class A common stock, enabling them to exchange into or out of Company Class A common stock by submitting trade orders to the Plan's broker for potential execution during normal business hours with the normal trade settlement requirements.

5.   Administrative Expenses:

     Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (on a quarterly basis); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

6.   Income Tax Status:

     The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended, and are tax exempt under section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

     Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

     A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


7.   Plan Termination:

     The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

8.   Concentration of Credit Risk:

     Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 22% and 28% of Plan assets are invested in Lexmark Class A common stock as of December 31, 2003 and 2002, respectively.

9.   Investment Risk:

     The Plan provides for various investment options in the Company's Class A common stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.  Related Parties and Party in Interest Transactions:

     At December  31,  2003,  a  significant  portion of the Plan's  assets were invested in investment funds advised by Fidelity Management & Research Company ("FMR"), an affiliate of Fidelity Management Trust Company ("FMTC"), the Plan's trustee. Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

     At December 31, 2003, the Plan held 1,274,893 shares of Lexmark Class A common stock valued at $100,257,605. At December 31, 2002, the Plan held 1,720,653 shares of Lexmark Class A common stock valued at $104,099,531.

                              SUPPLEMENTAL SCHEDULE
                                 --------------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes December 31, 2003


                    (A)                             (B)                           (C)        (D)        (E)
                                                                                Par or
                                                                            Maturity Value/
  Identity of Issuer, Borrower,                                                Number of              Current
  Lessor or Similar Party               Description of Investment               Shares      Cost**     Value
  ---------------------------------------------------------------------     --------------- ------ ------------

* Fidelity Management and Research Co.  Lexmark Stock Fund                    1,274,893            $100,257,605
* Fidelity Management and Research Co.  Contrafund                              572,615              28,258,559
* Fidelity Management and Research Co.  Equity-Income Fund                      920,106              45,775,251
* Fidelity Management and Research Co.  Growth & Income Portfolio               586,427              20,894,408
* Fidelity Management and Research Co.  Low-Priced Stock Fund                 1,478,118              51,704,584
* Fidelity Management and Research Co.  Diversified International Fund          778,607              18,779,989
* Fidelity Management and Research Co.  Freedom Income Fund                     131,350               1,456,672
* Fidelity Management and Research Co.  Freedom 2000 Fund                       445,827               5,251,839
* Fidelity Management and Research Co.  Freedom 2010 Fund                       590,944               7,694,089
* Fidelity Management and Research Co.  Freedom 2020 Fund                       606,844               7,901,115
* Fidelity Management and Research Co.  Freedom 2030 Fund                       614,791               7,961,548
* Fidelity Management and Research Co.  Freedom 2040 Fund                       102,125                 772,066
* Fidelity Management and Research Co.  Retirement Govt. Money
                                         Market Portfolio                    10,172,254              10,172,254
* Fidelity Management and Research Co.  Spartan U.S.Equity Index Fund           749,601              29,541,772
  Pacific Investment Management
   Company LLC                          PIMCO Total Return Fund Inst          1,061,485              11,368,508
  Pacific Investment Management
   Company LLC                          PIMCO High Yield Fund Inst              278,879               2,724,649
  Franklin Templeton                    Franklin Small Cap Growth Fund          200,913               6,071,294
* Fidelity Management Trust Co.         Short-Term Interest Bearing Funds     3,393,049               3,393,049
* Participant Loans                     Participant Loans at Prime
                                         plus 1.25%                           6,078,406               6,078,406




                                       12

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes continued
December 31, 2003

    Identity of Issuer, Borrower,                                                                                  Current
    Lessor or Similar Party                      Description of Investment                                          Value
    ------------------------------------        --------------------------                                        ----------

    Fixed Income Fund:

      Bank of America                            Synthetic GIC Wrap Agreement Contract #01-205 at 3.5%              (297,782)
      INVESCO                                    INVESCO AAA ABS Group Trust                                      15,766,730
                                                                                                                  ----------
                                                                                                                  15,468,948


      CDC Financial Products Inc.                Synthetic GIC Wrap Agreement Contract #1806-01  at 3.8%            (300,869)
      AB-Bank Cred Cd                            2.7000% 01-15-2008                                                1,020,137
      AB-SmEqLse                                 4.8400% 09-20-2012                                                1,620,766
      AB-SubPrimeAuto                            4.8800% 09-15-2008                                                1,144,721
      MBS AGY HYB PP                             4.3800% 10-01-2033                                                1,007,610
      MBS AGY HYB PP                             4.5300% 11-01-2033                                                1,271,577
      MBS AGY ALT-A                              6.4400% 07-25-2033                                                  962,663
      AB-Home Eq Agy                             3.4600% 06-25-2043                                                2,007,647
      AB-Home Eq Agy                             4.7800% 11-25-2033                                                1,032,736
                                                                                                                  ----------
                                                                                                                   9,766,988


      ING Life Insurance  & Annuity Company      Synthetic GIC Wrap Agreement Contract #60009 at 2.8%             (1,750,626)
      AB-Prime Auto                              1.9700% 04-15-2007                                                1,004,658
      MBSN AGY PAC                               4.0000% 02-15-2010                                                1,025,769
      MBSN AGY PAC                               5.0000% 05-15-2018                                                1,041,750
      CMBS AGY MF BLN                            6.6300% 08-01-2009                                                1,069,587
      MBSN AGY PAC                               4.5000% 02-25-2008                                                1,030,153
      AB-Home Eq Agy                             4.5000% 05-25-2017                                                      913
      AB-Home Eq Agy                             3.9000% 07-25-2042                                                1,534,635
      AB-Mon Cred Cd                             3.9500% 11-15-2007                                                1,031,283
      US Treas Note                              3.2500% 08-15-2007                                                  516,138
      US Treas Note                              2.6300% 11-15-2006                                                4,048,558
                                                                                                                  ----------
                                                                                                                  10,552,818


      JPMorgan Chase Bank                        Synthetic GIC Wrap Agreement Contract #ALEX-T at 3.5%              (152,743)
      CMBS CONDUIT                               6.4600% 05-15-2032                                                1,117,348
      MBSN AGY PAC                               5.0000% 05-15-2019                                                  998,744
      CMBS AGY MF FIX                            6.2200% 01-25-2009                                                1,437,664
      MBS AGY HYB PP                             4.2000% 09-01-2033                                                1,263,719
      AB-Home Eq Agy                             4.8600% 08-25-2033                                                1,035,770
      AB-Home Eq Agy                             2.5700% 12-25-2042                                                1,001,235
      US Treas Note                              1.500% 07-31-2005                                                 2,011,304
      US Treas Note                              1.6300% 10-31-2005                                                1,501,809
      US Treas Note                              3.3800% 11-15-2008                                                4,149,896
                                                                                                                  ----------
                                                                                                                  14,364,746


      State Street Bank & Trust Company          Synthetic GIC Wrap Agreement Contract #101068 at 4.7%              (517,844)
      AB-Prime Auto                              2.5300% 02-25-2008                                                1,000,330
      CMBS CONDUIT                               7.4400% 08-15-2031                                                1,169,729
      AB-Mon Cred Cd                             4.9000% 03-15-2010                                                1,057,699
      CMBS CONDUIT                               6.4800% 05-17-2040                                                1,111,131
      AB-Bank Cred Cd                            2.4000% 07-15-2008                                                1,003,047
      MBSN AGY HYBRID                            6.1700% 08-01-2031                                                  333,836
      MBS AGY HYBRID                             4.3600% 11-01-2033                                                1,266,966
      AB-Home Eq Agy                             5.0300% 08-25-2033                                                1,042,627
      CMBS CONDUIT                               6.4200% 05-15-2035                                                1,117,801
      CMBS CONDUIT                               6.4200% 03-18-2030                                                  661,117
      CMBS CONDUIT                               6.5900% 03-15-2030                                                1,011,098
      US Treas Note                              3.2500% 08-15-2007                                                  774,207
      US Treas Note                              1.8800% 12-31-2005                                                1,000,677
      US Treas Note                              2.6300% 11-15-2006                                                2,277,314
                                                                                                                  ----------
                                                                                                                  14,309,735


      UBS AG                                     Synthetic GIC Wrap Agreement Contract #5099 at 4.0%                 (55,503)
      INVESCO                                    INVESCO AAA ABS Group Trust                                       2,293,987
                                                                                                                  ----------
                                                                                                                   2,238,484


                                       13


LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes continued
December 31, 2003

    Identity of Issuer, Borrower,                                                                                     Current
    Lessor or Similar Party                    Description of Investment                                               Value
    ------------------------------------       ----------------------------                                           -------

        Monumental                                Synthetic GIC Wrap Agreement Contract #MDA-00546TR at 5.2%         (694,203)
        US Dollar                                 Overdraft                                                           (32,248)
        Chase Man Vis $ STIF                       0.6700%                                                            317,568
        CTB 0 03-11-04                             0.0000% 03-11-04                                                   712,212
        Doral Finl Corp MTN                        8.5000% 07-08-04                                                   103,119
        ERP Operating LP                           7.1000% 06-23-04                                                    92,197
        ICI Wilmington                             6.9500% 09-15-04                                                   153,892
        EURO            Fwd                       1.178980 01-26-04                                                   (90,727)
        EURO            Fwd                       1.189240 01-26-04                                                    16,728
        EURO            Fwd                       1.191150 01-26-04                                                    32,281
        Japanese Yen    Fwd                       108.821000 01-15-04                                                  11,184
        US Treas C STRIPS                         Discount 02-15-15                                                 1,002,235
        US Treasury Bond                           6.2500% 08-15-23                                                   285,072
        US Treasury Note                           6.5000% 02-15-10                                                   406,693
        US Treasury Note                           6.7500% 05-15-05                                                   375,228
        US Treasury Strips P                       0.0000% 11-15-21                                                   228,456
        US Treasury Strips P                       0.0000% 11-15-27                                                   431,536
        Brazil Republic                            9.2500% 10-22-10                                                    64,500
        German Rep Bund                            5.0000% 07-04-12                                                 1,108,060
        Russia Fed STP  144A                       5.0000% 03-31-30                                                    28,875
        South Africa Repub                         7.3750% 04-25-12                                                    33,525
        Trinidad & Toba 144A                       9.7500% 07-01-20                                                    32,750
        Trinidad & Toba RgSS                       9.7500% 07-01-20                                                     6,550
        CSFB 97-C1 A1B CMBS                        7.1500% 06-20-29                                                    14,014
        CSFB 97-C2 A3 CMBS                         6.5500% 01-17-35                                                   153,866
        DLJMA97-CF2 A1B 144A                       6.8200% 10-15-30                                                   142,947
        GMACC 99-CTL1 A 144A                       7.1510% 12-15-16                                                    27,247
        MSDWC 01-TOP3 A3CMBS                       6.2000% 07-15-33                                                   191,574
        NASC 98-D6 A1B CMBS                        6.5900% 03-15-30                                                   156,581
        AESOP AU 98-1A  144A                       6.140% 05-20-06                                                    126,005
        COMET CC 03-A4 A4                          3.6500% 07-15-11                                                    44,976
        WMECO SCU 01-1 A                           6.5300% 06-01-15                                                    75,809
        ACE Capital Trust II                       9.7000% 04-01-30                                                   104,445
        Anthem Insur    144A                       9.125% 04-01-10                                                     68,457
        Athena Neuro Finance                       7.2500% 02-21-08                                                    92,500
        CIT Group Inc                              7.6250% 08-16-05                                                    65,254
        Citigroup Inc                              7.2500% 10-01-10                                                   162,866
        Countrywide Home MTN                       5.6250% 05-15-07                                                    86,080
        CSFB USA                                   5.5000% 08-15-13                                                   134,077
        ERAC USA Fin    144A                       8.000% 01-15-11                                                     82,459
        Everest RE Group Ltd                       8.7500% 03-15-10                                                   120,473
        Farmers Ins Exc 144A                       7.0500% 07-15-28                                                   138,000
        Goldman Sachs Group                        6.6000% 01-15-12                                                   100,297
        HBOS PLC        144A                       6.0000% 11-01-33                                                   104,383
        Household Finance                          6.3750% 10-15-11                                                   143,226
        Household Finance                          6.5000% 01-24-06                                                    32,458
        Intl Lease Finance                         2.9500% 05-23-06                                                    50,397
        Intl Lease Finance                         5.7500% 10-15-06                                                    64,656
        Liberty Mut Ins 144A                       7.6970% 10-15-97                                                   158,400
        MBNA Amer Bank NA                          5.3750% 01-15-08                                                    85,364
        MMI Capital Trust I                        7.6250% 12-15-27                                                    47,687
        MONY Group Inc                             7.4500% 12-15-05                                                    59,527
        Morgan Stanley Dean                        6.6000% 04-01-12                                                    78,176
        Morgan Stanley DW&Co                       5.8000% 04-01-07                                                   108,259
        OCBC            144A                       7.7500% 09-06-11                                                   154,278
        Popular NA                                 3.8750% 10-01-08                                                    79,750
        Provident Financing                        7.4050% 03-15-38                                                    34,800
        SAFECO Capital Tr I                        8.0720% 07-15-37                                                    79,330
        Torchmark Corp                             6.2500% 12-15-06                                                    43,222
        Unitrin Inc                                4.8750% 11-01-10                                                    70,100
        UnumProvident Corp                         7.6250% 03-01-11                                                    10,957
        USF&G Cap       144A                       8.3120% 07-01-46                                                   112,017





                                       14

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes continued
December 31, 2003

    Identity of Issuer, Borrower,                                                                              Current
    Lessor or Similar Party                       Description of Investment                                     Value
    ------------------------------------          ----------------------------                                 -------
        Altria Group Inc                              7.0000% 11-04-13                                          47,880
        American Home Prods                           6.5000% 03-15-06                                         172,876
        AMR 03-1 G AMBAC                              3.8570% 07-09-10                                          19,710
        AOL Time Warner Inc                           6.7500% 04-15-11                                          44,712
        AOL Time Warner Inc                           6.8750% 05-01-12                                          56,201
        AOL Time Warner Inc                           7.6250% 04-15-31                                         115,237
        AT&T Broadband                                8.3750% 03-15-13                                         183,449
        AT&T Corp                                     7.8000% 11-15-11                                          34,454
        AT&T Wireless Svcs                            7.8750% 03-01-11                                          80,566
        Boise Cascade Office                          7.0500% 05-15-05                                          72,894
        British Tele Stp 01                           8.3750% 12-15-10                                          18,249
        British Telecom                               8.8750% 12-15-30                                          58,845
        Canadian Oil Sa 144A                          5.8000% 08-15-13                                          61,069
        Celulosa Arauco                               5.1250% 07-09-13                                          44,045
        Centex Corp                                   7.8750% 02-01-11                                         105,662
        Chancellor Media Cp                           8.0000% 11-01-08                                         105,101
        Cia Telecom de Chile                          7.6250% 07-15-06                                          33,049
        Cia Telecom de Chile                          8.3750% 01-01-06                                          27,526
        Citizens Communctns                           9.2500% 05-15-11                                          65,111
        Codelco Inc     144A                          6.3750% 11-30-12                                         130,104
        Cox Enterprises 144A                          8.0000% 02-15-07                                          96,920
        DaimlerChrysler NA                            6.5000% 11-15-13                                          73,673
        DeutscheTel Intl Fin                          8.5000% 06-15-10                                         108,911
        DeutscheTel Intl Fin                          8.7500% 06-15-30                                          76,650
        Ford Motor Company                            6.3750% 02-01-29                                          22,193
        Ford Motor Company                            7.4500% 07-16-31                                         120,667
        Ford Motor Credit Co                          7.8750% 06-15-10                                          66,817
        France Telecom Step                           9.2500% 03-01-11                                          59,972
        General Motors Corp                           8.3750% 07-15-33                                         144,546
        GMAC                                          6.8750% 09-15-11                                         161,403
        Grupo Televisa SA                             8.0000% 09-13-11                                          11,188
        Halliburton Co  144A                          5.5000% 10-15-10                                          26,091
        Harrah's Operating                            8.0000% 02-01-11                                         128,666
        HCA Inc                                       6.3000% 10-01-12                                          61,872
        Humana Inc                                    7.2500% 08-01-06                                          77,056
        Hutchison Whamp 144A                          5.4500% 11-24-10                                         101,095
        Inco Ltd                                      7.2000% 09-15-32                                          65,323
        Intelsat Ltd    144A                          5.2500% 11-01-08                                          30,970
        Intl Game Technology                          8.3750% 05-15-09                                          59,448
        Inversiones CMP 144A                          4.8750% 06-18-13                                          28,821
        Kraft Foods Inc                               4.6250% 11-01-06                                          20,884
        Kraft Foods Inc                               6.2500% 06-01-12                                          87,010
        Lenfest Communctns                            8.3750% 11-01-05                                          22,075
        Lennar Corp                                   7.6250% 03-01-09                                          34,629
        Liberty Media Corp                            7.7500% 07-15-09                                         132,875
        Mass Inst of Tech                             7.2500% 11-02-96                                         119,705
        Monsanto Company                              4.0000% 05-15-08                                          30,026
        Monsanto Company                              7.3750% 08-15-12                                          57,054
        Motiva Ltd      144A                          5.2000% 09-15-12                                          61,226
        News America Hldgs                            8.0000% 10-17-16                                          48,504
        Noranda Inc                                   6.0000% 10-15-15                                          35,848
        Park Place Entmt                              7.0000% 04-15-13                                          53,375
        Pemex Project FDG                             9.1250% 10-13-10                                         118,500
        Phelps Dodge Corp                             8.7500% 06-01-11                                          72,093
        Philip Morris Cos                             6.3750% 02-01-06                                          63,347
        Potash Corp Sask Inc                          7.7500% 05-31-11                                          58,384
        Pulte Corp                                    7.8750% 08-01-11                                          76,522
        Rogers Cable Inc                              6.2500% 06-15-13                                          15,119
        Schering-Plough Corp                          6.5000% 12-01-33                                          93,872
        SEALED AIR CORP 144A                          5.3750% 04-15-08                                          89,159
        Singapore Tel   144A                          6.3750% 12-01-11                                          27,602
        Sprint Capital Corp                           6.1250% 11-15-08                                          42,531
        Sprint Capital Corp                           6.8750% 11-15-28                                          58,618
        Staples Inc                                   7.3750% 10-01-12                                          68,924
        Telefonica Europe BV                          7.7500% 09-15-10                                          70,987
        Temple-Inland Inc                             7.8750% 05-01-12                                          69,144
        Timken Co                                     5.7500% 02-15-10                                          49,809
        Toll Brothers Inc                             6.8750% 11-15-12                                          66,557
        Tyson Foods Inc                               8.2500% 10-01-11                                          81,462






                                       15

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes continued
December 31, 2003

    Identity of Issuer, Borrower,                                                                                 Current
    Lessor or Similar Party                            Description of Investment                                   Value
    ------------------------------------               ----------------------------                               -------

        United Energy   144A                               4.7000% 04-15-11                                        45,421
        UnitedHealth Group                                 7.5000% 11-15-05                                       186,102
        Univision Communctns                               3.8750% 10-15-08                                        24,856
        USA Interactive                                    7.0000% 01-15-13                                       132,835
        Valero Energy Corp                                 6.8750% 04-15-12                                        60,927
        Verizon Global                                     6.1250% 06-15-07                                        98,713
        Wyeth                                              5.5000% 02-01-14                                        81,021
        AMR 01-1 A2                                        6.8170% 05-23-11                                        45,500
        AMR AP 99-1 A2                                     7.0240% 04-15-11                                        60,150
        Continental Airlines                               6.5030% 12-15-12                                        39,800
        Contl Airl 00-1 A1                                 8.0480% 05-01-22                                        75,530
        DAL 2000-1 A2                                      7.5700% 05-18-12                                        35,350
        Delta Air 00-1 B                                   7.9200% 05-18-12                                        67,500
        Delta Air Line 01-A1                               6.6190% 03-18-11                                        11,380
        Northwest Airl 00-2                                8.0720% 04-01-21                                        82,485
        PSA Corp Ltd    144A                               7.1250% 08-01-05                                       140,295
        Alliant Energy Res                                 9.7500% 01-15-13                                        77,904
        American Elec Pwr A                                6.1250% 05-15-06                                        37,696
        Energen Corp MTN                                   7.6250% 12-15-10                                       104,872
        FirstEnergy Corp                                   6.4500% 11-15-11                                        72,555
        PSEG Power                                         6.8750% 04-15-06                                        49,144
        PSEG Power                                         8.6250% 04-15-31                                        25,760
        TXU Energy                                         7.0000% 03-15-13                                        55,306
        IL GO Tax                                          5.1000% 06-01-33                                        68,960
        Wellington Management Company LLP                 WTC-CIF II CBP/HY                                     1,186,369
        Wellington Management Company LLP                 WTC-CIF II CBP/MBS                                   10,893,396
        Duke-Weeks Realty LP                               7.7500% 11-15-09                                        69,653
        Health Care Pptys                                  6.0000% 03-01-15                                        82,872
        Healthcare Realty                                  8.1250% 05-01-11                                        91,419
        Liberty Property Tr                                8.5000% 08-01-10                                       121,936
                                                                                                            -------------
                                                                                                               27,180,967

    Total Fixed Income Fund                                                                                    93,882,686
                                                                                                            -------------

                                                                                                            $ 459,940,343
                                                                                                            =============

*   Party-in-interest to the Plan.
**  These investments are participant directed and, therefore, cost information is not required to be presented.


SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               LEXMARK SAVINGS PLAN



Date: June 22, 2004                            By: /s/ Richard A. Pelini
      -------------                               ----------------------
                                               Richard A. Pelini
                                               Vice President and Treasurer
                                               Lexmark International, Inc.

                                Index to Exhibits


Number                        Description of Exhibit
------                        ----------------------

 23    Consent of Independent Registered Public Accounting Firm







                                      E-1